  Kenongwo Group US, Inc.

  Yangjia Group, Xiaobu Town

  Yuanzhou District, Yichun City

  Jiangxi Province, China 336000

Jianjun Zhong

President and Chief Executive Officer

Kenongwo Group US, Inc.

Yangjia Group, Xiaobu Town

Yuanzhou District, Yichun City

Jiangxi Province, China 336000

Re:	Kenongwo Group US, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed April 15, 2022

File No. 333-239929

February 2, 2023: The Issuer’s replies to your comment letter of December 9, 2022 are in red print below:

Dear Securities and Exchange Commission:

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. Business, page 1

1.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiary.

Answer:	We are an American company, registered in the State of Nevada, in compliance with the laws of the United States and in continuous operation. Our holding subsidiary company is located in Jiangxi Province, China, because Jiangxi Province has a large amount of raw materials we need - bamboo with selenium, of which Yichun City, Jiangxi Province is the largest growing area of this kind of bamboo in China. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Answer:	Kenongwo Group is headquartered in the United States, but we hold a Chinese company as our main place of operation. We believe that the Chinese government has no fundamental legal risk or impact on the operation of Kenongwo, nor will it lead to significant changes in our operations/or the value of securities. The main reason is that because Kenongwo is a company that produces selenium-rich bamboo charcoal organic fertilizer series, our products can improve the quality of the soil and enhance the quality of the soil, and after using our products, the taste and quality of agricultural products can be improved. Since the establishment of our company, we have been dedicated to researching the benefits of organic fertilizers for soil and agricultural products, and our research direction is beneficial to Chinese agriculture and even the world’s agriculture, so our company’s products are not only welcomed by our customers, but also supported and helped by the local government in China. Moreover, recent statements and regulatory actions by the Chinese government (e.g., statements and actions related to data security or antitrust) have focused on platform-based companies with big data, such as companies like Pinduoduo, Alibaba, and Jingdong, which have been targeted by the Chinese government for strengthened regulation because of the large amount of information they have on Chinese consumers. However, Kenongwo is a bio-organic fertilizer company, an agricultural company dedicated to changing the soil environment (contributing to the world’s environmental protection) and increasing the production of food and vegetables, and such a company is not the type of industry or company targeted by the Chinese government this time, so the recent Chinese policy has no impact on us. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

3.	Please prominently disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Answer:	As an American company, our business is in China, and we hope that China and the U.S. can achieve friendly cooperation in all aspects. We naturally respect the U.S. government’s requirements regarding the PCAOB’s accounting and auditing standards, and we believe that China and the United States can reach consensus and sign an agreement on the PCAOB, which is the biggest benefit to the enterprises of the two countries. Of course, over the past year or so, the Holding Foreign Companies Accountable Act has had some impact on many Chinese companies, including Kenongwo, mainly due to the uncertainty of future financial policies in both countries. But now those issues have been resolved. The work content and principle of our auditors in Kenongwo are all voluntary to comply with the requirements of the U.S. government’s accounting and auditing standards of the PCAOB. Within the requirements scope of the PCAOB’s accounting and auditing standards, our company will complete the audit and accounting work of our company in accordance with the required content and legal compliance, and we are also ready to be visited by the U.S. Securities and Exchange Commission (SEC). The Holding Foreign Companies Accountable Act and related regulations have no significant impact on our company in terms of policies for the time being, as our company does not belong to the industry that is under the focus of supervision between China and the U.S. this time, so we can proceed with our business at Kenongwo as normal. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

4.	Please provide a clear description in Item 1 of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiary, and direction of transfer. Quantify any dividends or distributions that the subsidiary have made to the holding company, and its tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company and U.S. investors.

Answer:	The Company has not distributed dividends and profits so far, and since the business has only started to generate profits this year, the plan of distribution of dividends and profits will not be so soon. Our Company is able to transfer cash to foreign U.S. investors in accordance with Chinese laws and regulations. As long as our Company applies in accordance with the legal requirements, the distribution of dividends and profits can be successfully completed. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

5.	Disclose each permission or approval that you or your subsidiary are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiary are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiary: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future

Answer:	We are not required to obtain new permissions or approvals under recent new laws and regulations because we are in the bio-organic fertilizer industry, we do not have a large amount of user data, and our business does not involve the content required by the national security data, so we have not received any such notifications at this time. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

Item 1A. Risk Factors, page 11

6.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Answer:	The domestic policies in China have the following specific risks to our company’s operations: policy uncertainty in China is relatively large, so companies may not be able to prepare adequately before huge policy changes, which can lead to relatively large risks. However, this kind of policy in China temporarily has not pose great risks to our company’s field, because the great changes in China’s policies in a certain field are mainly targeted at domestic restrictions and policy adjustments related to education, medical care, finance and real estate, and because these industries are closely related to the life of Chinese people, the frequency of changes is high. But our company is a bio-organic fertilizer, our products are environmentally friendly and have great benefits for Chinese food, so our company is doing the right thing and is in line with China’s development plan, because China is also committed to solving the problem of environmental protection and food safety. Therefore, these goals are exactly what our company is doing, so our company is not contrary to China’s national policy, therefore the risk is minimal. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Answer:	Under the current policies of China, the Chinese government may take sudden and tough policy measures for various industries, which may affect the business of companies in certain industries. However, our Company’s business is a national supported project in China, because our Company’s products are biological organic fertilizer products. Our products can not only restore the vitality of contaminated soil, but also remove heavy metals from plants. Our products can make great contributions to China’s environmental protection and can also provide pollution-free food for Chinese consumers. Therefore, our Company’s business is temporarily an industry that is little affected by China’s policies, and we believe that China will increase its support for our industry in the next few years; so, we are optimistic about the impact of China’s policies. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Answer:	The Cyberspace Administration of China (CAC) strengthened the regulation of data security and also implemented stricter supervision of the Internet industry. However, our Company does not belong to the Internet industry, and there is no huge data, so we are not affected by this regulation. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

Item 9.A. Controls and Procedures

Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm, page 38

9.	We reference your disclosure in Item 9.A that the annual report does not include a report of management’s assessment regarding internal control over financial reporting (ICFR) due to a transition period established by the Commission for newly public companies. Instruction 1 to Item 308 of Regulation S-K permits management to exclude its assessment of ICFR only in its first annual report filing and this is your second Form 10- K. Please amend your filing to provide the disclosures required by Item 308 with regard to ICFR.

We will add the following ICFR content when the Issuer files its next Annual Report on Form 10-K:

Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our internal control system was designed to, in general, provide reasonable assurance to the Company’s management and board regarding the preparation and fair presentation of published financial statements, but because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. The framework used by management in making that assessment was the criteria set forth in the document entitled “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO – 2013 Framework). Based on that assessment, based on that evaluation, our management concluded that our internal control over financial reporting was not effective, as of December 31, 2021. This was due to deficiencies that existed in the design or operation of our internal control over financial reporting that adversely affected our internal controls and that amounted to material weaknesses.

The matters involving internal control over financial reporting that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) lack of a functioning audit committee due to a lack of a majority of independent members and a lack of a majority of outside directors on our board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives of having segregation of the initiation of transactions, the recording of transactions and the custody of assets; and (3) ineffective controls over period end financial disclosure and reporting processes. The aforementioned material weaknesses were identified by our Chief Executive Officer and Chief Financial Officer in connection with the review of our financial statements as of December 31, 2021.

To address the material weaknesses set forth in items (2) and (3) discussed above, management performed additional analyses and other procedures to ensure that the financial statements included herein fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented.

General 通则

10.	Please revise to include a separate section that discloses the information required by Item 101(g) of Regulation S-K, as required by Item 1 of Form 10-K, or advise.

Answer:	Investors may bring actions under the civil liability provisions of the U.S. Federal securities laws against the foreign private issuer, any of its officers and directors who are residents of a foreign country, any underwriters or experts named in the registration statement that are residents of a foreign country, and investors may enforce these civil liability provisions when the assets of the issuer or these other persons are located outside of the United States. Specifically, investors may serve litigation documents on foreign private issuers or any individuals in the United States, and if necessary, investors may enforce the civil liability provisions of the United States courts under the United States federal securities laws in appropriate foreign courts. The Issuer intends to add this disclosure when it files its next Annual Report on Form 10-K.

Respectfully submitted,

KENONGWO GROUP US, INC.

/s/ Jianjun Zhong
Jianjun Zhong, CEO